Exhibit 99.1

IONIC DIGITAL INC.

Global Code of Conduct and Ethics

Effective February 2025

i

Outside financial interests	10
Loans	10
Protecting Ionic’s assets and reputation.	11
Preparing, disclosing, and maintaining accurate records	11
Promoting transparent and complete disclosure	11
Safeguarding company information	12
Acquiring other parties’ non-public information	12
Intellectual property	13
Gathering information about competitors	13
Protecting company communication and information systems	13
Proper use of Ionic resources	14
Security of facilities	14
External communications	14
Integrity and fairness in the marketplace	18
Relationships with customers	17
Customer privacy	18
Customer marketing	18
Selling with integrity	18
Relationships with business providers and partners	19
Relationships with competitors	19
Relationships with former employees	20
Gifts and entertainment	20
Gifts	21
Entertainment	21
Bribery, anticorruption and government ethics	21
Anti-money laundering laws	22
International relationships	22
Foreign Corruption Practices Act (FCPA)	22
Compliance with sanctions and anti-boycott laws	22

ii

Introduction1

What to do when you have an ethics concern or question

Ionic Digital Inc. (“Ionic,” “we” or the “Company”) provides a safe community that encourages employees to reach out and ask questions about what is right or wrong without fear of retaliation. Employees are empowered to come forward if they feel that they have been placed in an ethically precarious position. Employees who are challenged with tough ethical questions or who are not sure how to proceed in order to resolve those issues are encouraged to seek guidance from supervisors, managers or other appropriate Ionic personnel. Retaliation against employees who report concerns is strictly prohibited, and if you have concerns about retaliation, you must report those as well. Ionic prohibits retaliation against employees for submitting complaints or cooperating with investigations, and anyone engaging in retaliation is subject to discipline, up to and including termination of employment.

We are defined by our values: community, loyalty, integrity, social responsibility, respect and excellence. These values should guide us in how we deal with every problem at work, large and small. This Global Code of Conduct and Ethics (“Code of Conduct” or the “Code”) gives us detailed guidance about how to apply Ionic’s values to specific issues and challenges that arise in our jobs. It reflects our changing business environment and has been approved by the Ionic Board of Directors (the “Board”).

You must follow the law, this Code of Conduct, and all Ionic policies and guidelines applicable to you. You can’t violate any of these rules for any reason, even if you are instructed to do so by your supervisor. Violations of this Code, or any other Ionic policy, can lead to discipline up to and including termination of employment.

But following this Code of Conduct is just a starting point. We’re all expected to help maintain and promote the culture of integrity, inclusiveness and community that is one of our greatest competitive advantages. Employees in supervisory roles have a special duty to set the right example. Supervisors must promote an open door culture in which employees are comfortable speaking their mind. A critical part of maintaining a culture of integrity, inclusiveness and community is making sure that each of us asks questions and raises concerns. If you do this, you can help the Company spot issues before they turn into problems. Reporting misconduct or ethics concerns isn’t just an option – it’s each employee’s responsibility. You must report suspected misconduct and violations of this Code. If you believe that you or anyone else is the subject of retaliation for reporting misconduct or cooperating with an investigation, you must report it to Ionic’s Legal Department and Human Resources.

[1]	You are required to comply with this Code of Conduct as a condition of continued employment. This Code may be changed by the Ionic at any time, except pursuant to any applicable collective bargaining obligations, without notice to you. Except where applicable law provides otherwise, employment with Ionic is “at will,” which means that you or Ionic may terminate your employment, at any time, with or without cause, with or without notice, for any reason not prohibited by law, unless governed by a collective bargaining agreement or specific contract of employment. Any at will employment relationship may not be modified except in a written agreement signed by an authorized Ionic officer.

If your local laws conflict with this Code of Conduct or your business unit has more restrictive policies or practices, you must comply with the local law or the unit’s policy or practice.

Where to report

You have many resources available to you should you have any concerns or questions about how this Code of Conduct applies to a particular issue. You may contact your manager, Human Resources, or Ionic’s Legal Department.

You must immediately report any instance of violence, hostile behavior, or possession of weapons on company property to your supervisor. In cases of imminent danger, you should contact 911 or local law enforcement first, and then contact your supervisor.

You must report any concerns or questions you have about the accuracy or integrity of Ionic’s financial statements, reporting, accounting, internal accounting controls, or auditing matters to Ionic’s Legal Department.

Cooperation with investigations

Every employee has a duty to report potential or apparent violations of this Code of Conduct. Further, every employee is obligated to fully cooperate in any investigation by Ionic regarding a reported concern and cooperate in the legal representation and defense of Ionic’s interests.

What happens when you report an ethics or compliance concern

Ionic is committed to fully investigating all reported ethics and compliance concerns. Employees are encouraged to bring such concerns to our attention. When making a report, employees should provide as many specific details as possible because that will assist us in executing a complete, timely and thorough investigation. Please refer to the Global Whistleblower Policy for procedures and policies on bringing concerns to our attention.

You must cooperate completely in any investigation. You must be honest and forthcoming at all times during an investigation, and you must provide any investigator with full, accurate, timely, and truthful information. Misrepresenting facts or failing to disclose facts during an investigation is strictly prohibited. You can’t interfere with or obstruct an investigation conducted by the Company or by any government agency.

Administering the Code

The Audit Committee is responsible for administering the Code of Conduct in an independent, objective and consistent manner. We realize that the Code will not cover every possible circumstance, especially when issues arise with contracts or local laws. As such, Ionic may modify the Code, as necessary. Any waivers of the Code, however, must be approved by the Board or its designees.2 In the extremely rare situation that a waiver is approved, we will quickly and properly disclose it where required by law.

[2]	NTD: Nasdaq rule amendments allow for waiver to be made by a committee of the board of directors for directors and executive officers, rather than the board alone.

A respectful, safe and professional workplace.

We are committed to a safe, healthy, and professional work environment in which each of us is treated with respect and given the opportunity to achieve performance excellence. As an Ionic employee, you are expected to treat fellow employees, partners and vendors with respect, dignity, honesty, fairness and integrity at all times.

Not only is this sound business practice, it’s also the right thing to do.

Discrimination and harassment

We are committed to maintaining a workplace free from illegal discrimination or harassment, including sexual harassment or harassment based on any other legally protected category.

We respect and comply with all laws providing equal opportunity to individuals without regard to race, color, religion, age, sex, pregnancy, sexual orientation, gender identity and expression, genetic information, national origin, disability, marital status, citizenship status, veteran status, military service status, and any other protected category under applicable law.

Unlawful harassment comes in many forms and includes conduct or language that creates a hostile or offensive work environment. It can be physical, verbal, or visual. For example, sexual harassment may include inappropriate touching, unwelcome romantic advances, lewd gestures, or the display of obscene material. Other forms of harassment may include racist comments, ethnic slurs, religious stereotypes, or homophobic jokes.

We do not tolerate such behavior. If you are subjected to or observe unlawful harassment, you should report it to your supervisor (if appropriate), Human Resources or Ionic’s Legal Department, and, if you are comfortable doing so, confront the perceived harasser and ask that they stop. Supervisors who become aware of harassment concerns must report the issue.

A safe and healthy workplace

We share a responsibility for maintaining a safe and healthy workplace and for doing business in a way that meets our responsibilities to each other, our customers, and the public.

Workplace safety and environment

We are additionally committed to providing a safe workplace and to meeting our environmental responsibilities.

That means that each of us must perform our jobs in a safe and environmentally responsible manner and in compliance with Ionic’s values and the law. Supervisors must ensure that direct reports are trained in the safety and environmental practices of their jobs, report potential noncompliance, and investigate all environmental, health, and safety concerns of which they become aware.

You must report a work-related crash or injury; a hazard or incident; or a violation of an environmental, health, or safety law or company policy to your supervisor

Workplace violence

We are committed to maintaining a work environment that is free from violence and weapons, or threatening, hostile, or abusive behavior.

You must never engage in violent or threatening behavior toward fellow employees, customers, or business partners.

We maintain a weapons-free workplace. Under no circumstances should anyone possess or use any weapon or weapon component (e.g., ammunition) on Company property, in a Company vehicle, or while conducting Company business. Unless expressly permitted by local law, this includes weapons stored in a locked personal vehicle on Company property.

It is critical that you take personal responsibility for immediately reporting any instance of violence, threats, hostile behavior, or weapon possession on Company property to your supervisor. In cases of imminent danger, you should immediately notify local law enforcement (e.g., 911 or other applicable local emergency service number).

Domestic violence can also have an impact on workplace safety. If you are the victim of domestic violence, you should notify the police and security about any person who may be threatening your safety or the safety of fellow employees. You can also contact your supervisor, Human Resources, Legal Department, or anyone at Ionic you feel comfortable speaking to.

Drugs and alcohol

Substance abuse is incompatible with workplace health and safety.

You may not report to work under the influence of alcohol, an illegal drug, or any controlled substance for which you do not have a prescription. If you are taking prescription medication that affects your perception or responsiveness, you should notify your supervisor and Human Resources.

You must not use or possess illegal drugs or drug paraphernalia while on Company property or when on Company time. You should not possess or use controlled substances or prescription drugs that have not been prescribed to you by a physician.

Marijuana is an illegal drug under U.S. federal law. Even if you work in a jurisdiction that has legalized marijuana for medical or recreational purposes, you may not report to work under the influence of marijuana, or use or possess marijuana while on Company property or when on Company time.

Possession and use of alcohol are prohibited on Company property, and when conducting Company business. There are limited exceptions to this prohibition:

♦	alcohol may be served at social functions on Company premises, but only with prior approval from a supervising officer (or above leader);

♦	alcohol may be consumed if it is served at an external event at which you are representing Ionic (e.g., a business dinner or cocktail reception).

In such cases, consumption of alcohol must be voluntary, in moderation, and in a manner that does not embarrass the Company.

Misconduct outside the workplace

Each of us must avoid any misconduct off the job that could impair our ability to do our jobs or affect the Company’s reputation or business interests.

Accordingly, you must promptly report to Ionic Human Resources any arrest, charge, or conviction for:

♦	a felony (or equivalent under local law);

♦	an offense involving dishonesty, assault, or battery;

♦	a drug-related offense;

♦	an alcohol-related offense relating to conduct while on Company property or business or that may otherwise affect your ability to perform your job, or affect the Company’s business interests; or

♦	any other offense which may affect your ability to perform your job or otherwise affect the Company’s business interests.

Solicitation and fundraising

You may not engage in solicitation or fundraising during work time (defined as the work time of either the employee making or receiving the solicitation), and you may not engage in the distribution of nonbusiness literature during work time or in Company work areas. Further, you may not use Company resources to solicit or distribute at any time. Non-employees may not engage in solicitation, fundraising, or the distribution of literature on Company property.

There are limited exceptions to this policy:

♦	Company pre-approved communications relating to employee benefits or services;

♦	communications about charitable initiatives undertaken with the approval of Ionic’s Legal Department;

Gambling

Gambling is illegal in many jurisdictions and can contribute to an unprofessional workplace. You may not gamble (online or offline) on Company property, when using Company systems, or while conducting Company business. You may not participate in games of chance (including sports pools, raffles, or lotteries) on Company property, when using Company systems, or while conducting Company business without written approval from Ionic.

Employee privacy

You must take appropriate steps to protect confidential personal employee information, including social security numbers, identification numbers, passwords, bank account information, and medical information. You should never access or obtain, and may not disclose outside of Ionic, another employee’s personal information obtained from Ionic’s business records or systems unless you are acting for legitimate business purposes and in accordance with applicable laws, legal process, and company policies, including obtaining any approvals necessary under those policies.

Monitoring and recording at work

To maintain a safe and professional work environment, Ionic monitors employee use of Company property, consistent with applicable law. Monitoring applies to company facilities and vehicles. Such monitoring also applies to Company-provided communications devices, our networks and computer systems (including corporate email, encrypted and unencrypted internet access, and any application, such as web-based email, accessed from Company provided devices and systems).

In cases involving safety or suspected misconduct (for example, investigating claims of sexual harassment, workplace violence, or suspected theft), the Company reserves the right to monitor or inspect, without notice, any company property or any personal property on Company premises that may contain evidence of misconduct, consistent with applicable law or any local data privacy notice. With respect to Company provided or paid for communications devices or accounts, the Company may, as permitted by law or any local data privacy notice, access any stored information (whether on the device, our servers or with a third-party) that may contain evidence of misconduct, and employees are required to cooperate, including by providing access to the information, when requested by Ionic’s Legal Department or its designee, or IT/Security Department.

Unless you are participating in an approved observation program or have obtained prior approval from Ionic’s IT/Security or Legal Department, subject to applicable law or any local data privacy notice, you may not record (photo, video, or audio) an employee (while the employee is at work or engaged in business activities), a customer, partner, or competitor without that individual’s knowledge and consent, or access another employee’s information systems or business records without that employee’s knowledge and consent.

Conflicts of interest

You must avoid any relationships or activity that might impair, or even appear to impair, your ability to make objective and fair decisions when performing your job. When acting on behalf of the Company, you must advance the Company’s legitimate interests when the opportunity to do so arises. If you identify a situation where the Company’s interests are being harmed, you must report the matter to Ionic Human Resources or Legal Department.

You must never use Ionic property or information for personal gain or take personal advantage of any opportunity that arises in your work for Ionic.

You must disclose any potential or actual conflict to Ionic as soon as you become aware of it.

Personal conflicts of interest

I am an employee and one of my reports disclosed a personal conflict of interest to me. I promptly implemented controls to minimize the risk. Is that sufficient?

No. All conflicts and potential conflicts of interest must be cleared by Ionic.

Certain types of personal relationships can create actual or apparent conflicts of interest both internally at Ionic and in our interactions with third parties. Never use your position at the company to advance your personal interests or those of a friend or relative at the expense of the company’s interests.

Internally, you may not supervise – directly or indirectly – someone with whom you share a close personal relationship, such as anyone in your family or household, or someone with whom you have or had a romantic relationship or other similar relationship. Even if a family member or romantic partner is not in your reporting chain, if you interact with such a person as part of your Ionic work responsibilities, you must avoid any actions at work that could create even the appearance of a conflict of interest. If you are uncertain about what interactions are appropriate, you must contact Ionic Human Resources or Legal Department.

Externally, you may not participate in the selection process for, have discretionary authority involving Ionic’s business with, or supervise Ionic’s relationship with, a company that does business with Ionic if it employs someone with whom you have a close personal relationship or is a company with which you have a business relationship. Exceptions to this restriction are extremely limited and require the approval of Ionic Human Resources and Legal Department.

If a family member or person with whom you have a close personal relationship is employed by an entity that does business with Ionic, you cannot interact with that individual about business between Ionic and the outside entity.

Outside employment

How do I find out if the company where I have a second job is providing services or access to services that are also provided by Ionic?

If you think there is any chance that an outside employer might be operating in the same space as Ionic, you must contact Ionic Human Resources for guidance.

My supervisor knows that I have a side job. Do I have to let anyone else know?

A “side hustle” related to the field in which you work for Ionic, competitive with Ionic, or involving any product or service in which Ionic might be active, must be pre-approved by Ionic Human Resources and Legal Department.

You may not—with or without compensation—be self-employed or employed by, consult with, own, perform services for, or aid:

♦	a company or organization (including a charitable organization) that is a vendor, supplier, partner, contractor, subcontractor, or competitor of Ionic; or

♦	a company that provides services or access to services that are provided by Ionic, or that Ionic is seeking to provide or provide access to.

Outside work must not interfere with your work for Ionic. This limitation also applies to simultaneous employment by Ionic and its subsidiaries, affiliates, and joint ventures in which the Company maintains an ownership interest. Exceptions to the requirements of the previous paragraph may be granted only upon written approval by Ionic Human Resources and Legal Department.

Unless you receive the prior written approval of your supervisor, Human Resources and Legal Department, you may not engage in any outside employment or self-employment or perform any commercially-related services—with or without compensation—while absent from work on any Company-approved leave of absence, absence due to sickness or disability, Family Medical Leave, or comparable leave provided for by applicable law.

Outside activities

I have been asked to participate in an investor expert network as a digital assets industry professional. This expert network does research to assist investors. If I do not reveal any confidential Ionic information, can I participate?

Employees and executives are generally prohibited from participating in expert networks for investors due to insider trading concerns. You should consult with Ionic Legal Department regarding this request.

When employees participate in outside activities, Ionic draws a distinction between personal activities (not representing Ionic) and service on behalf of the Company (representing Ionic). Many employees, in their personal capacities, participate in outside civic and charitable activities by serving as trustees or members of various community organizations such as local not-for- profits, religious institutions, parent teacher associations, or homeowners’ associations. If a matter regarding Ionic’s services or access to services or products arises when performing such outside civic or charitable activities, you must remove yourself from discussing or voting on the matter or on any matter that involves the interests of Ionic or its competitors to avoid conflicts of interest. Participation in outside civic or charitable activities should not interfere with your work for Ionic. To the extent your participation infringes on Company time or involves the use of Ionic resources, your supervisor’s approval is required.

Service in an outside organization on behalf of Ionic means that you are expected to represent Ionic’s interests when participating in the organization’s activities. Prior to serving as a representative of Ionic with any outside organization, you must obtain the prior approval of Ionic Human Resources, Legal Department and your supervisor.

Special approval requirements apply when seeking to serve on any outside company’s board of directors:

♦	Service on the board of directors of a public corporation must be approved in advance by both Ionic Human Resources, Legal Department and your organization’s executive office.

♦	Service on the board of directors of a non-public corporation must be approved in advance by Ionic Human Resources and Legal Department.

Political interactions and contributions

Ionic encourages participation in the political process and each of us is responsible for ensuring compliance with all laws and regulations relating to interactions with government officials, including laws governing campaign finance, government ethics, and lobbying. In addition, all lobbying activities on behalf of the Company must be authorized by Ionic’s Legal Department.

If you are appearing before a government body or engaging in contact with a public official outside of your ordinary work duties regarding a business in which Ionic is engaged or a business issue in which Ionic has an interest, make it clear that you are not representing Ionic and advise your supervisor in advance.

Your personal political contributions and activities must be kept separate from the Company. If you make political contributions, you may not refer to your employment or use the Company’s assets, including its name, in connection with your contributions, unless required to do so by law. You may not make payments of corporate contributions, whether monetary or non-monetary assets, to any domestic or foreign political party, candidate, campaign, or public official unless that contribution is permitted under applicable laws inside and outside the U.S., and approved in advance by Ionic’s Legal Department. In addition, you may never reimburse anyone for any political contribution.

Seeking public office

Before you seek any elected or appointed public office, including a local position, such as school board, you must obtain the approval of your director level or above supervisor and Ionic.

Insider trading and securities transactions

Insider trading occurs when a person trades in a company’s securities using material inside information, often referred to as material non-public information—that is, information that is not publicly available and that could reasonably affect a person’s decision about whether to buy or sell the securities.

It also occurs when a person gives material inside information to someone else who trades on it. Insider trading is a serious violation of the law and can result in severe penalties, including imprisonment. Please refer to the Ionic’s Insider Trading Policy for further information about this matter.

Outside financial interests

Can I purchase stock in a company that is a vendor on a project I am working on?

If you are working with that vendor, you cannot purchase stock in that company.

You may not transact any business in a company’s securities or derivatives of those securities if you conduct or supervise Ionic business with that company.

If you have a pre-existing stock interest in a company and your position at Ionic requires you to conduct or supervise business with this company, you must disclose your ownership interest to a supervisor. You may not trade in that company’s securities without advance approval from Ionic’s Legal Department.

You may not take a significant financial interest in a company that is a business provider or that competes with or is in one of the same lines of business as Ionic. A significant financial interest is any financial interest that is more than US$100,000 and that represents either (1) more than [25%] of your annual gross income or (2) more than 1% of the value of the other company. If any investment appreciates over time so that it creates an actual or apparent conflict of interest, it should be brought to the attention of Ionic’s Legal Department.

Loans

Personal loans from the Company to any executive officer (as defined by securities law) are unlawful and strictly prohibited. Personal loans from the Company to any other employee must be approved in writing in advance by Ionic’s Legal Department or under an approved Ionic program. Loans greater than US$25 between employees in a direct or indirect reporting relationship are prohibited.

Protecting Ionic’s assets and reputation.

We are all accountable for protecting the company’s assets and reputation.

Preparing, disclosing, and maintaining accurate records

I am required to track and record the time I spend working each week. I sometimes fail to properly record half-days as vacation days or personal time, but it is not a common occurrence. Is this a big deal?

Yes. Failure to accurately record your time is a violation of this Code of Conduct and could result in discipline up to and including termination of employment.

We are committed to maintaining and providing truthful information that satisfies all legal requirements. We do not tolerate the falsification or improper alteration of records.

You must create and maintain true and accurate records. If you identify any mistakes or discrepancies, no matter how small, you must try to resolve them immediately, and you must promptly notify your supervisor.

You may never direct anyone to create or approve a false or misleading record, or intentionally take any action that helps to create a false or misleading record, such as withholding information from someone preparing a record.

Company records must be retained according to applicable laws and company policies. You may never destroy, alter, or conceal any record if you have been directed to retain it or if you know – or reasonably believe there is a possibility – of any litigation or any internal or external investigation concerning that record.

If you believe a record was intentionally falsified or created to be misleading, or if anyone directed you to violate any section of this policy, you must immediately contact Ionic Human Resources.

Promoting transparent and complete disclosure

Our investors and shareholders are key to our success and we are committed to transparency in financial reporting. All disclosures made in financial reports and in public communications must be full, fair, accurate, and understandable.

You may not selectively disclose (even in one-on-one or small meetings) any material information regarding the Company. You should be particularly careful not to disclose such information if you make presentations to customers, business providers, investors, or other third parties.

We use auditors to ensure the accuracy of our reporting. You must cooperate with auditors and provide them with complete, accurate, and timely information, and you must never improperly influence or mislead any auditor.

Safeguarding company information

Our business depends on protecting its proprietary, non-public, and confidential information, as well as the information others entrust to us as part of our business. Examples of such information include: “inside information” that could lead someone to buy or sell Ionic stock, marketing presentations, or copyrighted materials. You must comply with all Company policies regarding the protection of Ionic’s information. You may not release non-public Company financial information to the public or third parties unless specifically authorized by your supervisor and Ionic’s Legal Department.

You may not release other non-public Company information to the public, third parties, or internet forums (including blogs or chat rooms) unless you are specifically authorized to do so by your Ionic supervisor and Legal Department. You may only disclose non-public Company information to employees who have demonstrated a legitimate, business-related need for the information.

Your obligation to safeguard Ionic information continues even after your employment at the Company has ended, and you may never disclose or use non-public Company information absent Ionic’s specific written authorization.

Acquiring other parties’ non-public information

A customer shared a competitor’s pricing in connection with a pending bid because the customer wants to make it clear that there is a certain “price to beat.” Can I use this information?

No. This information is almost certainly proprietary and the customer may not be authorized to share it with Ionic. You should contact Ionic’s Legal Department, preserve the email, and do not take further action until directed by Ionic’s Legal Department.

A competitor’s pricing information was posted on a blog. It’s marked “confidential.” Can I use it?

If you have reason to believe the blogger wasn’t authorized to post the information and that it is non-public, contact Ionic’s Legal Department to receive guidance before using it.

In connection with a pending transaction, a partner sent me confidential information. A properly approved NDA is in place. Can I accept the information?

Yes, you can accept confidential information pursuant to a properly approved NDA.

You cannot accept or use non-public information belonging to a third party (including information from a former employer) unless the person disclosing the information is authorized to do so, Ionic has the owner’s written permission to receive it, and the information is provided according to a written agreement approved in advance by your supervisor and Ionic’s Legal Department.

Intellectual property

Our intellectual property is a valuable asset and must be protected by everyone. Similarly, you must respect the proprietary rights of others by complying with all applicable laws and agreements, including those with business providers, competitors, and customers.

You must not acquire the intellectual property of others through unlawful or inappropriate means. You may not copy, use, or share copyrighted materials unless you obtain the specific, written, prior consent of the owner, or unless such use is permitted under applicable law as determined by Ionic’s legal department.

If you have entered into any agreement with a prior employer with respect to intellectual property, non-competition, non-solicitation, or non-disclosure, you are required to disclose such an agreement to your supervisor, Human Resources and Legal Department.

Gathering information about competitors

Gathering information about competitors is a common business practice, but you must always do so with integrity. You must always accurately represent yourself and may never misrepresent your identity when gathering information. You are also required to direct that all consultants and agents with whom you work on behalf of Ionic do the same.

You may generally obtain information from public sources, industry gatherings, surveys, and competitive research, but it is never acceptable to obtain or request non-public information from any source, including the internet. It is never appropriate to engage in theft, espionage, or breach of a competitor’s non-disclosure agreement. If information you receive is marked private or marked in such a way as to indicate it is private, absent an appropriate confidentiality agreement, do not use it and contact Ionic’s Legal Department for guidance.

Protecting company communication and information systems

Ionic’s communication and information systems, including all company Computers and mobile devices, are critical to the Company’s operation. You must protect Company information from accidental or unauthorized disclosure. You must also protect the security of user IDs and passwords for all company systems and devices. Additionally, you must also comply with all company policies relating to the use of computer hardware and software on company systems, and the acquisition, use, and disposition of data on company systems. Only approved software and hardware may be used on Company systems, and such media must have a legitimate business purpose and be malware free.

You may not use Company systems, such as email or instant messaging, to engage in activities that are illegal, violate company policy, or could result in Ionic’s liability or reputational harm. Some examples of improper uses of Company systems include:

♦	pornographic, obscene, offensive, harassing or discriminatory content;

♦	unauthorized mass distributions;

♦	communications on behalf of commercial ventures; and

♦	communications directed to a group of employees on behalf of an outside organization.

You may make limited personal use of Company systems, so long as it does not interfere with your work responsibilities, incur costs, or otherwise violate this Code of Conduct or Ionic policy. You may not send non-public Company information to personal email unless you are authorized to do so by a supervisor and comply with Company policies regarding encryption.

Proper use of Ionic resources

You are required to protect Ionic’s resources, as well as property belonging to customers, business providers, and co-workers. All Company resources must be used appropriately, and never for personal gain. Company property cannot be taken, sold, loaned, intentionally damaged, given away, or otherwise disposed of, regardless of its condition or value, without specific authorization.

You are never permitted to use Ionic equipment or vehicles for personal purposes, or any device or system to obtain unauthorized free or discounted service.

Ionic benefits plans and programs must be used honestly. You are not permitted to misrepresent any fact regarding your health status, covered members, beneficiaries, or any other facts, including reasons for absence, for any purpose.

Security of facilities

To ensure a safe work environment and the integrity of the Company’s facilities, you must take all appropriate precautions to protect Ionic’s systems and premises. Do not leave visitors unescorted or sensitive areas unattended or unlocked. When on Company property and conducting Company business, request identification from others you do not recognize. You must report all suspicious activity to your supervisor.

External communications (applicable to Ionic employees, directors and board observers (if any))

If I am using my personal social media account on my personal time, does this Global Code of Conduct and Ethics apply?

Yes, portions of this Code of Conduct still apply to your personal use of social media. For example, if you identify Ionic as your employer and post a racist comment or encourage acts of violence on your social media pages, such behavior may constitute prohibited off-duty misconduct.

Where can I get more information about the Company’s policies on social media?

How we use social media and what we say has the potential to affect our reputation and/or expose us to business or legal risk. You must comply with the following rules and guidelines when you reference Ionic, its operations or its relationships or industry-related topics. These rules and guidelines are not intended to restrict communications or actions protected or required by state or federal law.

Social Media Rules and Guidelines

“Ionic” media channels. No employee may create or register a social media channel on behalf of Ionic without prior authorization from the Chief Executive Officer or the Chief Legal Officer.

Don’t be the leak. You may mention information about official Ionic announcements only if the information has already been announced publicly via a press release, Form 8-K or information posted on official, Ionic-owned social media accounts, but you may not take information out of context or otherwise change its meaning.

Be balanced. Ionic carefully formulates its messages to the public, so as to ensure that the information it releases fairly reflects the performance of Ionic and complies with all laws. Be sure not to “like” or re-tweet the messages released by Ionic in a way that distorts the message that Ionic intended to convey, for example, by only “liking” or re-tweeting the positive parts of a more comprehensive communication released by Ionic.

Act responsibly. You are personally responsible for content you post. Don’t use abusive, harassing, speculative, defamatory, discriminatory, threatening or unlawful language. You should also show proper consideration for others’ privacy. Your posts and responses, even from personal accounts, could be read and reported by news media and remain public for a long time, so consider all consequences before you post. Take care to understand a site’s terms of service.

Identify yourself. When speaking about Ionic or industry-related matters on your personal account, you should disclose your identity and, when relevant, role at Ionic, but make clear that you are not speaking on behalf of Ionic. You should also be aware of your association with Ionic in online social networks. If you identify yourself as an Ionic employee, ensure your profile and related content is consistent with how you wish to present yourself with colleagues and customers.

Distinguish your views. If you publish content on your personal account related to Ionic, the sterilization services or lab testing industries or the work you do, you should make it clear you are speaking for yourself and not on behalf of Ionic. For example, you can use a disclaimer, such as: “The views presented are my own and do not represent those of Ionic.”

Respect the rights of others. You are responsible for your social media communications. Avoid disseminating legally-protected copyrighted materials unless you have appropriate authorization (i.e., license or permission from the owner of the content). You should also be mindful of content posted on private sites, and obtain any required approvals or authorization before reposting on public channels.

Be truthful. Be aware that making untruthful statements about individuals, competitors or business partners could subject you or Ionic to claims of defamation by businesses or individuals. Take responsibility to ensure that any content you post about a third party is truthful.

Alert the Chief Legal Officer to criticism or negative comments made about Ionic. If you see criticism towards Ionic on social media sites that you believe requires an official response from Ionic, contact the Legal Department. It’s up to everyone to keep their eyes open for relevant commentary in the community— both positive and negative.

Use your judgment and common sense. There are always consequences to what you publish. If you feel uncomfortable about what you’re about to post, rethink it, and consider discussing with the Legal Department. Use the test: “if this were a news headline, would it harm Ionic?” Follow the platform’s terms of use regarding what you post.

Public versus private. You are responsible for knowing whether the content you are posting will be posted publicly or to a private, self-identified group of people. However, these rules and guidance apply regardless of the size of the group.

Logos and trademarks. Do not misuse Ionic logos or trademarks, which you may only use if you have the authority to do so. For example, you should not use “Ionic” in your screen name or other social media ID.

Keep in mind the global scope of social media. Local posts, even to a limited audience, can be mistranslated, misunderstood or illegal in other countries. Therefore, you must qualify or limit your posts appropriately. If you are unsure or have questions, consult with the Legal Department.

Be familiar with our communications policies. Ionic has a number of policies that include restrictions and guidelines regarding external communication of Ionic’s information, including this Code of Conduct and the Insider Trading Policy. Non-compliance with these policies can result in disciplinary action, up to and including termination. Employees should review our policies prior to discussing Ionic on social media. Certain information should not be discussed online, even if stated as an opinion, and even if you use a disclaimer, including:

Confidential information. Confidential information includes our trade secrets, products and services, intellectual property, non-public information about our customers, prospective customers, and suppliers (as well as our customers’ and suppliers’ proprietary information and trade secrets), sensitive or personal information about our employees obtained with or without authorization in the course of one’s employment or from Ionic records, non-public information about our finances, business prospects and plans, strategies and policies, and methods of doing business, or other private information, including information subject to a non-disclosure or confidentiality agreement. All non-public information about Ionic or its businesses or activities should be considered confidential information.

Sensitive or “inside” information. Sensitive or “inside” information includes things like Ionic’s future business performance (including upcoming quarters or future periods), Ionic’s business plans, unannounced strategies or prospects, potential acquisitions or divestitures, or similar matters involving Ionic’s competitors. This applies to anyone including conversations with financial analysts, the press or other third parties (including friends and relatives). If you’re unsure of the sensitivity of a particular subject, seek advice from your manager, the Legal Department before talking about it or simply refrain from the conversation. Ionic’s policy is not to comment on rumors in any way about these issues. You should merely say, “no comment” to rumors or refer the inquirer to the Legal Department. Do not deny or affirm them (or suggest the same in subtle ways), speculate about them or propagate them by participating in “what if”-type conversations.

References to customers, partners or suppliers without their approval. Externally, never identify a customer, partner or supplier by name without permission, and never discuss confidential details of a customer relationship.

Unless you receive prior approval from both your supervisor and Human Resources, when presenting your personal views in public or at professional, community, and other events, you may never suggest you are speaking on behalf of the Company.

External requests and inquiries seeking information from the Company must be directed to the appropriate organizations:

♦	Investor Relations or a vendor designated by the Company is responsible for contact with the news media and inquiries about community relations.

♦	Investor Relations or a vendor designated by the Company handles communications related to the Company’s financial performance and all contacts with the financial community.

♦	Human Resources or a vendor designated by the Company handles inquiries regarding current and former employees, including employment verification.

♦	Ionic’s Legal Department handles contacts from outside attorneys, law enforcement, legislative bodies, and regulatory agencies.

This includes responses to subpoenas, court orders, and inquiries from law enforcement, including requests to access Ionic facilities. You may never confirm or deny the existence, or discuss the substance, of any subpoena, warrant or court order, and must immediately refer any such inquiries or requests to security or Ionic’s Legal Department. If you receive any legal documents relating to Ionic, you must immediately forward them to Ionic’s Legal Department.

Ionic generally does not make company-sponsored endorsements or provide testimonials. You may not use Ionic’s name, nor may you make any endorsement, without the explicit approval of Ionic’s Legal Department.

Integrity and fairness in the marketplace.

Our relationships with customers, suppliers, and society are fundamental to our commercial success and are a critical part of our social responsibility. Each of us must ensure that our interactions outside the Company are based on integrity.

Customer privacy

We are all responsible for protecting customers’ privacy. You must only obtain, use, or share customer information for legitimate business purposes.

Ionic’s privacy policies describe the information the Company collects from and about customers and website visitors and how that information may be used and shared. The privacy policies also explain the choices customers have about certain uses and sharing of that information. You must respect these choices.

You must not, and must not permit others to access, listen to, monitor, record, tamper with, or disclose any customer communication, except as required by the duties of your position to comply with a valid service or installation order, to comply with a valid legal order or law, or for the limited purpose of quality monitoring and training, or as approved by Ionic’s Legal Department.

You must also protect customer information. That means you may not access, view, use, modify or share customer information without a proper business reason. You also may not access account information concerning yourself, or your friends, acquaintances, family, or coworkers without prior approval from your supervisor.

Ionic contractors and business partners also must protect customer information. Before sharing any customer information with a third party, ensure that a written agreement that protects customer information is in place.

If you are aware of or suspect unauthorized access to, disclosure of, or loss of customer information, you must report it immediately to Ionic’s Legal Department.

Customer marketing

You must follow all Company policies and applicable laws before using any customer’s information to market to the customer, including marketing for additional products and services or access to services.

Selling with integrity

You may never deceive customers, and you must fully, clearly, and directly inform customers of the terms and conditions of our services:

♦	All advertising and sales materials must be truthful and accurate. All claims must be substantiated in advance with a factual basis and backup. No advertising or sales materials should be released without Ionic’s Legal Department approval.

♦	When selling to Ionic’s customers, never disparage or misrepresent the Company’s products or services.

♦	When advertising the price of Ionic’s products and services, the customer must be clearly informed of all material terms and restrictions for obtaining the advertised rate in marketing and promotional materials. There should be no hidden charges.

♦	All rules regarding sales and promotions must be followed without exception.

♦	Promote Ionic’s products and services by focusing on their strength, quality, reputation, and where appropriate, through fair and accurate comparisons with our competitors. You should not disparage competitors or make misleading or inaccurate comparisons with competitors’ products and services.

♦	Report to Ionic’s Legal Department any loopholes or flaws in promotions or offers that allow customers or the Company to be harmed.]

Relationships with business providers and partners

You must use good judgment when selecting and maintaining relationships with all of Ionic’s business providers and partners. Employees who select, supervise, and work with business providers must:

♦	use a selection process that is fair, lawful, does not improperly discriminate, and complies with all Company policies;

♦	ensure that business providers and partners are apprised of their obligation to abide by all applicable Ionic policies;

♦	put all agreements in writing and obtain all required approvals for agreements; and

♦	protect the confidential information of business providers and partners.

Relationships with competitors

We depend upon a fair marketplace for our success. Accordingly, we will never seek to eliminate or reduce competition through illegal agreements with competitors. To safeguard against this risk, you may not enter into agreements with competitors without advance approval from Ionic’s Legal Department. When thinking about what companies could be competitors, take a broad view and, if in doubt, contact Ionic’s Legal Department prior to making any agreement.

You must avoid agreements that could violate antitrust and competition laws such as fixing prices, dividing markets or products, rigging bids, or boycotting particular suppliers or customers. Explicit agreements, informal “gentlemen’s agreements,” and even a “wink and a nod” are against the law and can result in criminal penalties for Ionic or you personally.

When interacting with competitors externally – including at trade association activities or in informal settings – do not discuss Ionic’s pricing, terms, or marketing plans.

Relationships with former employees

My colleague left Ionic last month to work for one of our vendors where he is working on Ionic matters. Can I interact with the former employee regarding Ionic business?

It depends. When a former employee has left Ionic, depending on the role he plays at his new employer, there may be restrictions on Ionic employees’ ability to immediately interact with the person. You should reach out to Ionic’s Legal Department to discuss the individual circumstances.

Your obligation to follow the Company’s standards continues even after your employment at Ionic ends:

♦	When leaving or retiring, you must return all Ionic property, including all records and equipment. You can’t use or disclose Ionic’s non-public information in any subsequent employment, unless you receive written permission in advance from a Ionic supervisor and Ionic’s Legal Department.

♦	You may not provide any Ionic non-public information to former employees unless properly authorized. If a former employee solicits non-public information from you, you must immediately notify security or Ionic’s Legal Department.

Gifts and entertainment

Gifts and entertainment can be part of promoting a successful working relationship with our business partners and customers. However, if you fail to follow the rules relating to gifts and entertainment, it can damage our relationships, harm our reputation, and expose the company to legal risk.

No gift or entertainment can be exchanged if (a) it might create the appearance of undue influence, unfairness or impropriety, (b) it is intended to improperly influence another person’s business judgment, or (c) you are participating in, conducting, or directly supervising a formal Ionic procurement process.

If you receive or want to offer a gift or entertainment that is outside of this Code of Conduct standards, you must contact Ionic’s Legal Department for guidance.

Moreover, you may never use your own funds to circumvent our rules regarding gifts and entertainment, and you must ensure that all gifts and entertainment are accurately reflected in Ionic’s books and records, including expense reports. Our rules regarding gifts and entertainment can apply to your family and individuals with whom you have a close personal relationship when those individuals receive gifts and entertainment because of your position at Ionic.

Gifts

A gift is anything of value, including promotional trinkets, food, beverages, and event tickets, that you give or receive. To be permissible, a gift must comply with all applicable laws and be:

♦	unsolicited;

♦	not cash or usable as cash (including gift cards unless they have been approved as part of an authorized Ionic program and by Ionic’s Legal Department); and

♦	no more than US$150 in value in a calendar year to or from the same organization, unless approved by a director level supervisor and Ionic’s Legal Department.

You must receive approval from Ionic’s Legal Department before offering or accepting any gifts of travel or lodging.

Entertainment

Entertainment is any meal or event you attend with a customer or business provider. If you do not attend an event with a customer or business provider, the tickets to the event are considered a gift, not entertainment. To be permissible, entertainment must comply with all applicable laws and be:

♦	attended by both an Ionic employee and a business provider’s employee, and be an occasion where business is discussed;

♦	no more than US$250 in value per occasion, per person, unless approved by a director level supervisor and Ionic’s Legal Department; and

♦	at a venue and conducted in a manner that does not violate other provisions of this Code of Conduct or harm the Ionic’s reputation (e.g., attending an event at an adult entertainment venue).

Bribery, anticorruption and government ethics

Who counts as a “government official?”

Legal definitions of “government official” can vary. For the purpose of complying with Company policy, you should take the broadest possible view of who is a government official. This includes all elected and appointed officials and any employee of any government entity, at any level, including national, state, provincial, local, or municipal level. It also includes officials and employees associated with quasi-governmental entities and state-owned companies. If you’re in doubt as to whether someone should be treated as a government official, contact Ionic’s Legal Department for assistance.

Ionic employees must comply with all anti-bribery and anti-corruption laws applicable in any jurisdiction in which we operate.

You must not offer or pay a bribe to anyone, and you must never receive or solicit a bribe from anyone. If you are ever offered a bribe by anyone, you must report it to Ionic’s Legal Department immediately.

You must obtain Ionic’s Legal Department approval before offering any gifts, entertainment, meals, or anything else of value to any government official, whether they are based inside or outside of the United States. You must also obtain Ionic’s Legal Department approval before entering into personal business with a government official as a consultant on behalf of Ionic (for example, hiring a government official or entering into a joint venture or partnership with a government official).

You may never make payments to any third party you suspect may be passed on to government officials or otherwise used to improperly influence anyone’s decision making to obtain business or other benefits for Ionic. Whenever you retain any agents or consultants in connection with our global business, you must verify that there are adequate controls to prevent funds provided to those agents from being used to make improper payments.

You must ensure that Ionic and any agents or consultants hired to represent Ionic properly document all transactions and maintain accurate records regarding all payments, including amounts, recipients, and purpose of payments.

If you have questions about any anti-corruption or anti-bribery related issue, contact Ionic’s Legal Department immediately.

Anti-money laundering laws

Money laundering is an attempt to hide or disguise the proceeds of criminal activity through a series of otherwise legitimate business transactions. Be sure products and services or access to services are reviewed before release to determine if any features could be susceptible to money laundering. We prohibit knowingly engaging in transactions that facilitate money laundering or result in unlawful diversion.

International relationships

We must follow the law, wherever we do business. If you find that there is a conflict between applicable law and this Code of Conduct or Ionic policy, you should comply with the law and seek further guidance from Ionic’s Legal Department.

Foreign Corruption Practices Act (FCPA)

It is Ionic’s policy that all employees, partners, independent contractors, agents, representatives, vendors and other third-parties who work with Ionic fully comply with the anti-bribery laws of the United States and of the foreign countries where Ionic may do business. Bribery of any kind in the United States and abroad is strictly prohibited.

Compliance with sanctions and anti-boycott laws

Check with Ionic’s Legal Department for specific guidance, but the U.S. maintains broad prohibitions on dealings with countries such as Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine and the so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine.

Received and acknowledged

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